(d)(6)(i)

January 13, 2023

Paul Javier

Hahn Capital Management, LLC

1990 N. California Boulevard, Suite 600

Walnut Creek, CA 94596

Dear Mr. Javier:

This letter is to inform you that on Wednesday, January 11, 2023, the Board of Trustees (the "Board") of Voya Equity Trust ("VET") approved the termination of the Sub-Advisory Agreement, dated September 17, 2018, between Voya Investments, LLC ("VIL") and Hahn Capital Management, LLC ("Hahn Capital") (the "Agreement").

Pursuant to Section 17 of the Agreement, it may be terminated with respect to Voya Multi-Manager Mid Cap Value Fund, a series of VET (the "Fund") at any time, without penalty, by the Board upon 60 days' written notice to VIL and Hahn Capital. Therefore, the Agreement will terminate in accordance with Section 17 of the Agreement, effective at the close of business on Tuesday, March 14, 2023. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic
Todd Modic
Senior Vice President Voya Equity Trust